EXHIBIT 12

WASTE MANAGEMENT, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Three Months Ended
	March 31,

	2003	2002

Income before income taxes, cumulative effect of changes in accounting principles and minority interests	$176	$220

Fixed charges deducted from income:
Interest expense	109	118
Implicit interest in rents	17	14

	126	132

Earnings available for fixed charges	$302	$352

Interest expense	$109	$118
Capitalized interest	5	3
Implicit interest in rents	17	14

Total fixed charges	$131	$135

Ratio of earnings to fixed charges	2.3	2.6